SCWorx Corp.

35 Village Rd, Suite 100

Middleton, MA 01949

January 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cara Wirth, Esq.

SCWorx Corp. - Registration Statement on Form S-1 (File No. File No. 333-292612)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), SCWorx Corp. . (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on January 16, 2016 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

In connection with the foregoing, the Company acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please orally confirm the effectiveness of our Registration Statement with our counsel, The Nossiff Law Firm LLP, by calling John G. Nossiff at (978) 604-4229.

Very truly yours

SCWorx Corp.

By:	/s/ Timothy Hannibal
CEO